EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended October 31,
	2014	2013
Income before income taxes	$67,727	$103,216
Fixed charges	35,391	23,188
Capitalized interest	(138)	(289)
Total earnings	$102,980	$126,115
Interest expense (including capitalized interest)	$18,109	$8,674
Amortized premiums and expenses	1,950	2,335
Estimated interest within rent expense	15,332	12,179
Total fixed charges	$35,391	$23,188
Ratio of earnings to fixed charges	2.91	5.44